Exhibit 2: Income Statement (Twelve Months Ended December 31, 2008)

		Ch$ millions		US$ millions (1)%
		31-Dec-08	31-Dec-07	31-Dec-08	31-Dec-07	Change

Net sales		781.789	684.201	1.228,4	1.075,0	14,3%

Cost of goods sold		(369.739)	(321.562)	(580,9)	(505,2)	15,0%
	% of sales	47,3%	47,0%	47,3%	47,0%

Gross profit		412.050	362.639	647,4	569,8	13,6%
	% of sales	52,7%	53,0%	52,7%	53,0%

SG&A		(290.985)	(252.232)	(457,2)	(396,3)	15,4%
	% of sales	37,2%	36,9%	37,2%	36,9%

Operating income		121.066	110.407	190,2	173,5	9,7%
	% of sales	15,5%	16,1%	15,5%	16,1%

Non-operating result
	Financial income	571	1.287	0,9	2,0	-55,7%
	Equity in NI of rel. companies	472	(1.591)	0,7	(2,5)	NM
	Other non-operating income	2.427	19.748	3,8	31,0	-87,7%
	Amortization of goodwill	(3.636)	(2.960)	(5,7)	(4,7)	22,9%
	Interest expense	(12.274)	(9.508)	(19,3)	(14,9)	29,1%
	Other non-operating expenses	(3.363)	(5.741)	(5,3)	(9,0)	-41,4%
	Price level restatement	(2.360)	(4.829)	(3,7)	(7,6)	-51,1%
	Currency exchange result	(3.090)	(96)	(4,9)	(0,2)	3122,9%
	Total	(21.253)	(3.688)	(33,4)	(5,8)	476,3%

Income before taxes		99.812	106.719	156,8	167,7	-6,5%
	Income taxes	(14.085)	(18.152)	(22,1)	(28,5)	-22,4%
	Tax rate	14,1%	17,0%	14,1%	17,0%

Minority interest		(3.187)	(2.374)	(5,0)	(3,7)	34,3%

Amort. of negative goodwill		91	55	0,1	0,1	66,0%

Net income		82.631	86.248	129,8	135,5	-4,2%
	% of sales	10,6%	12,6%	10,6%	12,6%

Earnings per share		259,43	270,79	0,41	0,43	-4,2%
Earnings per ADR		1.297,17	1.353,96	2,04	2,13

Weighted avg. shares (millions)		318,5	318,5	318,5	318,5

Depreciation		54.638	48.867	85,8	76,8	11,8%
Amortization		945	640	1,5	1,0	47,6%
EBITDA		176.648	159.914	277,6	251,3	10,5%
	% of sales	22,6%	23,4%	22,6%	23,4%

Capital expenditures		53.735	57.955	84,4	91,1	-7,3%

(1) Exchange rate: US$1.00 = Ch$636.45